Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT APPOINTS
GRANT BERLIN AS SENIOR VICE PRESIDENT IN ITS PRIVATE FUNDS GROUP

New York City, April 9, 2012 – Brookfield Asset Management Inc. (NYSE:BAM; TSX: BAM.A; EURONEXT: BAMA) is pleased to announce that Grant Berlin has joined the firm as Senior Vice President responsible for institutional investor relations in the Private Funds Group, with a focus on real estate funds. He is based in New York City.

Mr. Berlin brings over 20 years of real estate experience to Brookfield. Most recently, he was managing director and head of real estate fundraising at Alliance Bernstein. Prior to this, he served as a managing director at Tishman Speyer, where he was the firm’s primary relationship manager with consultants and covered many of the firm’s U.S. institutional investors. He has also served as a partner at Invesco Realty Advisors in Dallas, and as a vice president in the real estate group at J.P. Morgan Investment Management.

“We are delighted to welcome Grant as a senior member of our global team,” said Leo van den Thillart, Managing Partner in Brookfield’s Private Funds Group. “His deep understanding of real estate, his wealth of industry experience and his strong institutional and consultant relationships will be integral to building strong partnerships between Brookfield and our investors.”

With over 100 years of experience as an owner and operator of real assets, Brookfield offers an array of real estate, infrastructure and private equity investment products and services. Brookfield aims to deliver reliable, attractive, long-term total returns for the benefit of its clients by creating value through active management.

* * * * *

About Brookfield Asset Management Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$150 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA.

For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com

2